Exhibit 99.2

LIGHTINTHEBOX HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 24th, 2020

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of LightInTheBox Holding Co., Ltd. (the “Company”) will be held at Floor 5, Building 2, No. 399, Shengxia Road, Pudong New Area, 201203, Shanghai, China on December 24th, 2020 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 16th, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed on the Company’s website at http://ir.lightinthebox.com, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

By Order of the Board of Directors,

Jian He

Chief Executive Officer

Shanghai, China
November 2, 2020